================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

                  For the fiscal year ended: September 30, 2000


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from ________ to ________.

                        Commission file number: 000-24923

                             CONEXANT SYSTEMS, INC.
                         HOURLY EMPLOYEES' SAVINGS PLAN
                            (Full title of the plan)

                             CONEXANT SYSTEMS, INC.
          (Name of issuer of the securities held pursuant to the plan)

                               4311 JAMBOREE ROAD
                             NEWPORT BEACH, CA 92660
                     (Address of principal executive office)

================================================================================

                             CONEXANT SYSTEMS, INC.
                         HOURLY EMPLOYEES' SAVINGS PLAN

                                      Index


INDEPENDENT AUDITORS' REPORT                                                   3

FINANCIAL STATEMENTS:

Statements of net assets available for benefits
  as of September 30, 2000 and 1999                                            4

Statements of changes in net assets available for benefits for the year ended September 30, 2000 and the period from January 1, 1999
  (date of inception) through September 30, 1999                               5

Notes to financial statements for the year ended September 30, 2000 and the period from January 1, 1999 (date of inception) through
  September 30, 1999                                                           6


SUPPLEMENTAL SCHEDULES:

Schedule of assets held for investment purposes as of September 30,
  2000                                                                        13

Schedule of reportable series of transactions for the year ended
  September 30, 2000                                                          14

  (Schedules, other than those listed above, are omitted because of the absence of conditions under which they are required.)

Signature                                                                     15

INDEPENDENT AUDITORS' REPORT


To the Conexant Systems, Inc.
  Hourly Employees' Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the Conexant Systems, Inc. Hourly Employees' Savings Plan (the Plan) as of September 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the year ended September 30, 2000 and the period from January 1, 1999 (date of inception) through September 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2000 and 1999, and the changes in net assets available for benefits for the year ended September 30, 2000 and the period from January 1, 1999 (date of inception)through September 30, 1999, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Costa Mesa, California
March 27, 2001

CONEXANT SYSTEMS, INC.
HOURLY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF SEPTEMBER 30, 2000 AND 1999




                                                      2000              1999
                                                    ----------        ----------
ASSETS:
Investments at fair value (Note 3):
  Shares of mutual funds                            $2,178,571        $  755,156
  Interest in collective trusts                        341,810           245,346
  Conexant common stock fund                         1,264,893           980,671
  Participant loans receivable                         358,419            71,822
                                                    ----------        ----------

    Total investments                                4,143,693         2,052,995

Contributions receivable:
  Employer                                                 690
  Other                                                  4,541
                                                    ----------        ----------

    Total contributions receivable                       5,231
                                                    ----------        ----------

Cash                                                    15,783
                                                    ----------        ----------

      Total assets                                   4,164,707         2,052,995

LIABILITIES:
Benefit claims payable                                     352
Other liabilities                                        2,733
                                                    ----------        ----------

      Total liabilities                                  3,085
                                                    ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS                   $4,161,622        $2,052,995
                                                    ==========        ==========


The accompanying notes are an integral part of these financial statements.

CONEXANT SYSTEMS, INC.
HOURLY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED SEPTEMBER 30, 2000 AND THE PERIOD FROM
JANUARY 1, 1999 (DATE OF INCEPTION) THROUGH SEPTEMBER 30, 1999




                                                                            2000              1999
                                                                         -----------       -----------
ADDITIONS:
Investment income:
  Net appreciation in fair value of investments                          $   985,230       $   498,406
  Interest and dividends                                                     124,629            37,219
                                                                         -----------       -----------

    Total investment income                                                1,109,859           535,625

Contributions:
  Participant                                                                847,855           448,830
  Employer                                                                   209,937            93,767
  Rollover                                                                    56,401            11,594
  Transfer of funds to Fidelity                                                              1,018,315
                                                                         -----------       -----------

    Total contributions                                                    1,114,193         1,572,506
                                                                         -----------       -----------

      Total additions                                                      2,224,052         2,108,131

DEDUCTIONS:
Benefits paid and other distributions to participants                        (83,531)          (54,958)
Transfer of funds to Conexant Systems, Inc. Retirement Savings Plan          (31,665)
Administrative fees and other deductions                                        (229)             (178)
                                                                         -----------       -----------

      Total deductions                                                      (115,425)          (55,136)
                                                                         -----------       -----------

NET INCREASE                                                               2,108,627         2,052,995

NET ASSETS AVAILABLE FOR BENEFITS, beginning of period                     2,052,995
                                                                         -----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS, ending of period                      $ 4,161,622       $ 2,052,995
                                                                         ===========       ===========


The accompanying notes are an integral part of these financial statements.

CONEXANT SYSTEMS, INC.
HOURLY EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2000 AND THE PERIOD FROM
JANUARY 1, 1999 (DATE OF INCEPTION) THROUGH SEPTEMBER 30, 1999



1.    DESCRIPTION OF PLAN

      Effective January 1, 1999, Conexant Systems, Inc. (the Company or Plan Sponsor) adopted the Conexant Systems, Inc. Hourly Employees' Savings Plan (the Plan). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General - The Plan is a defined-contribution plan designed to qualify under Internal Revenue Code (the Code) Section 401(a). The Plan covers substantially all union employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). At September 30, 2000, the Plan had 354 participants.

      Fidelity Investments Institutional Operations Company, Inc. provides recordkeeping services to the Plan in its capacity as agent for the trustee, Fidelity Management Trust Company (Fidelity), pursuant to the terms of the Trust Agreement between Conexant Systems, Inc. Master Trust (the Trust) and Fidelity Management Trust Company. All of the Plan's assets and the assets of the Conexant Systems, Inc. Retirement Savings Plan are kept in the Trust. As of September 30, 2000 and 1999, the Plan owned 5% and 6%, respectively, of the total net assets available for benefits in the Trust.

      Contributions - Each year, participants may elect to contribute up to 15% of pretax/post-tax annual compensation, as defined in the Plan. Total participant pretax contributions may not exceed $10,500 for the year ended September 30, 2000. For employees with 52 weeks of service, the Company will match 60% of employee contributions, up to $450 in the form of Conexant common stock for the calendar year ended December 31, 2000 and has matched 70% of employee contributions, up to $350 in the form of Conexant common stock for the calendar year ended December 31, 1999. The amount allocated each calendar year to any participant cannot exceed the lesser of $30,000 or 25% of a participant's total compensation. For purposes of this limitation, amounts allocated shall be comprised of Company matching contributions and the participant's pretax and post-tax contributions. All Company contributions are directed to the Conexant Stock Fund.

      Participant Accounts - Each participant's account reflects the participant's contributions, the Company's matching contributions, an allocation of Plan earnings (losses), and an allocation of administrative expenses. Allocations of administrative expenses are equally allocated to all participants.

      Investment Options - Upon enrollment in the Plan, a participant may direct employee contributions, as follows:

          As of September 30, 2000, the Plan offered investment options in the following funds (percentages are approximate):

             Conexant Common Stock Fund - Conexant Systems, Inc. common stock, cash, and the proceeds and income on such cash and common stock. Such option became available to participants in August 2000.

             Fidelity Equity-Income Fund - Primary investment focus on income-producing stocks, such as common and preferred stocks, with some limited focus on bonds producing income (in general, would avoid securities without proven earnings or credit).

             Fidelity Emerging Markets Fund - Primary investment focus is stock of companies in emerging markets, with emphasis on countries with relatively low Gross National Product compared to the world's major economies, but with potential for rapid growth.

             Fidelity Diversified International Fund - Primary focus is stocks of larger companies which are located outside the United States and which are viewed as being undervalued.

             Fidelity Dividend Growth Fund - Stocks of companies that have potential to increase the amount of their dividends or to begin paying them if none are being paid now.

             Fidelity Mid-Cap Stock Fund - Primary focus in stocks of mid-size companies with capitalizations within the range of the Standard & Poors MidCap 400 (approximate capitalization of $110 million to $5 billion).

             Fidelity Freedom Income Fund - 20% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds, and 40% in Fidelity money market mutual funds.

             Fidelity Freedom 2000 Fund - 41% in Fidelity stock mutual funds, 44% in Fidelity bond mutual funds, and 15% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

             Fidelity Freedom 2010 Fund - 65% in Fidelity stock mutual funds, 33% in Fidelity bond mutual funds, and 2% in Fidelity money market mutual funds. Percentage mix will gradually become more conservative over time.

             Fidelity Freedom 2020 Fund - 80% in Fidelity stock mutual funds and 20% in Fidelity bond mutual funds. Percentage mix will gradually become more conservative over time.

             Fidelity Freedom 2030 Fund - 84% in Fidelity stock mutual funds, and 16% in Fidelity bond mutual funds. Percentage mix will gradually become more conservative over time.

             Fidelity Managed Income Portfolio (Stable Value) Fund - Primarily invests in investment contracts providing a stated rate of interest which is offered by major insurance companies, with some investment in certain types of fixed income securities to provide daily liquidity.

             Spartan U.S. Equity Index Fund - Primary investment focus on the 500 domestic companies that make up the S&P 500 and in other securities that are based on the value of that Index.

             Fidelity U.S. Bond Index Fund - Investment-grade (medium to high quality) or above with maturities of at least one year, including U.S. Treasury and U.S. government securities, corporate bonds, asset-backed and mortgage-backed securities, and U.S. dollar-denominated foreign securities.

             Funds added during fiscal year 2000:

                Fidelity Fund - Invests primarily in common stocks. The fund potentially invests a portion of its assets in bonds, including lower-quality debt securities. Invests in domestic and foreign issuers.

                Fidelity OTC Portfolio - Normally invests primarily in common stocks. Normally invests at least 65% of its assets in securities principally traded on the over-the-counter (OTC) market, which has more small- and medium-sized companies than other markets. Potentially, the fund may invest in non-OTC securities. The fund may invest in domestic and foreign issuers. Securities traded on the OTC market tend to be from smaller or newer companies, which generally involve greater investment risk than investments in larger, well-known companies.

                Fidelity Growth Company Fund - Invests primarily in common stocks of domestic and foreign issuers. The fund invests in companies that it believes have above-average growth potential.

                Franklin Small-Cap Growth Fund - A - Primarily invests in equity securities of companies with market capitalizations of less than $1.5 billion at the time of the investment. The fund may also invest a portion of its assets in foreign securities, including those of developing markets issuers, which involve greater risk.

             Funds removed during fiscal year 2000:

                Fidelity Small-Cap Stock Fund - Normally invests at least 65% of its assets in companies with capitalizations similar to those in the Russell 2000 Index. Such fund was removed from the Plan as of September 30, 2000.

      Vesting - Participant elective deferral contributions are fully vested at all times. Each participant who is an employee and has at least five years of vesting service, as defined in the Plan document, shall be fully vested in their Company contribution account.

      Payment of Benefits - Vested balances may be withdrawn when participants become disabled, die, retire, or terminate employment. Such balances may be kept in the Plan in any of the Plan's investment options, if the balance is greater than $5,000. Upon retirement, a participant may elect to receive a lump-sum amount or ten or fewer annual installments equal to the value of his or her account.

      Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

      Participant Loans Receivable - Participants who are active employees of the Company may borrow up to the lesser of 50% of their account balance in the Plan or $50,000. The minimum loan is $1,000. Loans are repayable ratably through bi-weekly payroll deductions over a period not to exceed five years, except for loans for the purchase or construction of a participant's principal residence, which provide for repayment over a reasonable period of time that may not exceed ten years. Loans bear interest at the prime rate, as published by the Wall Street Journal on the last day of the preceding quarter in which the loan funds, plus 1%. As of September 30, 2000 and 1999, no participant loans were delinquent.


2.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting and Presentation - The accompanying financial statements and supplemental schedules have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and present the net assets available for benefits and changes in those net assets.

      Reclassifications - Certain prior year amounts have been reclassified to conform to the current year presentation.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

      Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. The Plan's investments are valued at their quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      Payment of Benefits - Benefits are recorded when paid.

      Administrative Expenses - The costs of administering the Plan are paid for by the Company, with the exception of a per participant fee charged by Fidelity Investments, which is applied equally to all participant accounts on a quarterly basis.

3.    INVESTMENTS

      The following is a summary of the investments held as of September 30:

                                                   2000                            1999
                                        --------------------------      --------------------------
                                           COST         FAIR VALUE         COST         FAIR VALUE
Conexant Stock Fund                     $  888,295      $1,264,893      $  486,755      $  980,671
Franklin Small-Cap Growth                    2,619           2,840
Fidelity Growth Company                     33,706          33,733
Fidelity OTC Portfolio                       5,636           4,626
Fidelity Equity Income                     171,324         182,011          78,648          74,817
Fidelity Emerging Markets                    9,606           8,485           5,715           6,113
Fidelity Diversified International         164,441         169,411          70,958          77,182
Fidelity Dividend Growth                   493,075         534,291         230,594         206,489
Fidelity Small-Cap Stock                                                    10,979          11,183
Fidelity Mid-Cap Stock                     333,304         359,710          46,193          44,414
Fidelity Freedom Income                     11,174          11,318          10,494          10,467
Fidelity Freedom 2000                       80,861          82,629          42,962          43,482
Fidelity Freedom 2010                       81,394          86,656          59,271          60,154
Fidelity Freedom 2020                       25,760          26,973          18,790          19,161
Fidelity Freedom 2030                       64,922          68,635          19,487          19,836
Fidelity Managed Income Portfolio
  (stable value)                           341,810         341,810         245,346         245,346
Spartan U.S. Equity Index                  451,905         471,295         150,528         147,308
Fidelity U.S. Bond Index                   134,658         135,958          35,038          34,550
Participant loans receivable
  (bearing interest between
  approximately 8.75% and
  10.50%)                                  358,419         358,419          71,822          71,822
                                        ----------      ----------      ----------      ----------

                                        $3,652,909      $4,143,693      $1,583,580      $2,052,995
                                        ==========      ==========      ==========      ==========


      The following table presents investments that represent 5% or more of the Plan's net assets at fair value as of September 30:

                                                     2000                1999
                                                  ----------          ----------
Conexant Stock Fund                               $1,264,893          $  980,671
Fidelity Dividend Growth                             534,291             206,489
Fidelity Mid-Cap Stock                               359,710              44,414
Fidelity Managed Income Portfolio                    341,810             245,346
Spartan U.S. Equity Index                            471,295             147,308
Participant Loans Receivable                         358,419              71,822

      The Plan's investments (including gains and losses on investments bought and sold, as well as held) appreciated in value by $985,230 and $498,406 for the year ended September 30, 2000 and the period from January 1, 1999 (date of inception) through September 30, 1999, respectively, as follows:

                                                     2000               1999
                                                   ---------          ----------
Conexant Stock Fund                                $ 805,805          $ 521,708
Mutual Funds                                         179,425            (23,302)
Interests in collective trusts                             -                  -

4.    INCOME TAXES

      On June 5, 2000, the Company received a favorable determination letter from the IRS with respect to the Plan, as amended. The favorable determination is subject to the adoption of certain proposed amendments that define and modify certain elements in the Plan document. On November 2, 2000, the proposed amendments were adopted by the Company's Board of Directors and were given retroactive effect as of January 1, 1999. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    RISKS AND UNCERTAINTIES

      The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, and mutual funds. Investment securities are exposed to various risks, such as interest rate, market, and credit. Because of the risks associated with certain investment securities and the uncertainties related to changes in the value of investment securities, it is possible that changes in the value of such securities may materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

6.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

                                                      2000               1999
                                                    ---------         ----------
Net assets:
  Conexant Stock Fund                               $ 480,442          $ 295,924
                                                    =========          =========

Changes in net assets:
  Contributions                                     $ 209,937          $  93,767
  Net appreciation (depreciation)                     (12,572)           202,157
  Transfers                                            (2,212)
  Withdrawal                                          (10,635)
                                                    ---------          ---------

                                                    $ 184,518          $ 295,924
                                                    =========          =========

7.    RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid by the Plan for investment management services amounted to $229 and $178 for the year ended September 30, 2000 and the period from January 1, 1999 (date of inception) through September 30, 1999, respectively.

                                   * * * * * *

CONEXANT SYSTEMS, INC.
HOURLY EMPLOYEES' SAVINGS PLAN


SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF SEPTEMBER 30, 2000



                                                   (c)
                (b)                     DESCRIPTION OF INVESTMENT,
            IDENTITY OF                  INCLUDING MATURITY DATE,
         ISSUE, BORROWER,                   RATE OF INTEREST,                                        (e)
             LESSOR, OR                      COLLATERAL, PAR,                         (d)          CURRENT
(a)        SIMILAR PARTY                    OR MATURITY VALUE                         COST          VALUE
---   ------------------------    --------------------------------------------     ---------     ----------
*     Fidelity Investments        Conexant Stock Fund                              $ 888,295     $1,264,893
      Franklin Resources, Inc.    Franklin Small-Cap Growth                            2,619          2,840
*     Fidelity Investments        Fidelity Growth Company                             33,706         33,733
*     Fidelity Investments        Fidelity OTC Portfolio                               5,636          4,626
*     Fidelity Investments        Fidelity Equity Income                             171,324        182,011
*     Fidelity Investments        Fidelity Emerging Markets                            9,606          8,485
*     Fidelity Investments        Fidelity Diversified International                 164,441        169,411
*     Fidelity Investments        Fidelity Dividend Growth                           493,075        534,291
*     Fidelity Investments        Fidelity Mid-Cap Stock                             333,304        359,710
*     Fidelity Investments        Fidelity Freedom Income                             11,174         11,318
*     Fidelity Investments        Fidelity Freedom 2000                               80,861         82,629
*     Fidelity Investments        Fidelity Freedom 2010                               81,394         86,656
*     Fidelity Investments        Fidelity Freedom 2020                               25,760         26,973
*     Fidelity Investments        Fidelity Freedom 2030                               64,922         68,635
*     Fidelity Investments        Fidelity Managed Income Portfolio
                                    (stable value)                                   341,810        341,810
*     Fidelity Investments        Spartan U.S. Equity Index                          451,905        471,295
*     Fidelity Investments        Fidelity U.S. Bond Index                           134,658        135,958
                                  Participant loans receivable (interest rates
                                    ranging from 8.75% to 10.50%)                    358,419        358,419
                                                                                  ----------     ----------
                                                                                  $3,652,909     $4,143,693
                                                                                  ==========     ==========

*Identified as a party-of-interest to the Plan.

CONEXANT SYSTEMS, INC.
HOURLY EMPLOYEES' SAVINGS PLAN

SCHEDULE OF REPORTABLE SERIES OF TRANSACTIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2000



                                 TOTAL          TOTAL          NUMBER OF      NUMBER OF        REALIZED
DESCRIPTION OF ASSET           PURCHASES        SALES          PURCHASES        SALES         GAIN (LOSS)
--------------------           ---------       --------        ---------      ----------      -----------
Conexant Stock Fund            $213,775        $      -              53               -        $      -

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           CONEXANT SYSTEMS, INC. HOURLY EMPLOYEES' SAVINGS PLAN


Date: March 28, 2001       By: /s/  Balakrishnan S. Iyer
                               -------------------------------------------------
                               Balakrishnan S. Iyer
                               Senior Vice President and Chief Financial
                               Officer of Conexant Systems, Inc. and Member of the Plan Committee

                                INDEX TO EXHIBITS


Exhibit
Number                     Description
------                     -----------
  23              Independent Auditors' Consent